Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019-6142
+1 212 506 5000
orrick.com

Janet A. Barbiere
(212) 506-3522
jbarbiere@orrick.com

August 20, 2019

Michelle Stasny

Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Citigroup Commercial Mortgage Trust 2017-C4 Form 10-K for the Fiscal Year Ended December 31, 2018 Filed March 29, 2019 File No. 333-207132-15

Dear Ms. Stasny:

We are counsel to Citigroup Commercial Mortgage Securities Inc. (the “Registrant”) in connection with the above-captioned Form 10-K (the “Filing”). On behalf of the Registrant, we thank you for your phone call on August 6, 2019, conveying an oral comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Filing.

Below is our response, on behalf of the Registrant, to the oral comment of the Staff conveyed on your phone call. The response follows the Staff’s oral comment, which has been transcribed below.

Attestation Report of NDNB for Rialto Capital Advisors, LLC (“Rialto”) as part of Form 10-K filed for Citigroup Commercial Mortgage Trust 2017-C4

Regarding the CGCMT 2017-C4 FORM 10K, we note that the attestation report prepared by NDNB for Rialto Capital Advisors states that its examination was conducted in accordance with the attestation standards of the American Institute of Certified Public Accountants without referencing the standards of the PCAOB.  We also note that NDNB is not registered with the PCAOB.

August 20, 2019

With respect to each attestation report, FORM 10K must include a report by a registered public accounting firm that also attests to and reports on the assessments in accordance with standards for attestation engagements issued or adopted by the PCAOB. Refer to Exchange Act Rule 15d-18c and Item 1122b of Regulation AB.

Please revise your FORM 10K to include a compliant attestation report for Rialto.

Rialto has informed the Registrant that at the time it engaged its public accounting firm to prepare its 2018 attestation report, Rialto was of the understanding that its accounting firm could and would deliver a PCAOB-compliant attestation report.

Rialto has informed the Registrant that it has undertaken all necessary actions to have a registered public accounting firm prepare a compliant 2018 attestation report.  Rialto has informed the Registrant that since it had and continues to have the appropriate PCAOB procedures in place, and in prior years has received a PCAOB compliant attestation report, Rialto expects the new attestation report will be completed within 4 to 6 weeks for inclusion in each applicable amended Form 10-K.  Rialto has informed the Registrant that, in addition to the new attestation report, Rialto expects to deliver a corrected assessment report referring to the new attestation report.  The Registrant expects to file the new assessment and attestation report as an amendment to the affected filings promptly following receipt.

Rialto has further informed the Registrant that it also will implement additional internal oversight procedures to ensure accountant attestations comply with all applicable rules and regulations in the future.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 506-3522.

Sincerely,

/s/ Janet A. Barbiere

Janet A. Barbiere
cc:	Ryan O’Connor, Esq. Richard Simpson